Attorneys and Counselors at Law

Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
Megan H. Koehler

April 12, 2023

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2023 respecting the registrant’s March 24, 2023 response letter to the staff filed with the SEC via EDGAR (Accession No. 0001387131-23-003954) and post-effective amendment number 149 (“PEA 149”) to the registrant’s Form N-1A registration statement (the “Registration Statement”) applicable to the Thornburg Emerging Markets Managed Account Fund (the “Emerging Markets Managed Account Fund”) and Thornburg Municipal Managed Account Fund (the “Municipal Managed Account Fund”) (each, a “Fund,” and together, the “Funds”), filed via EDGAR on March 31, 2023 (Accession No. 0001387131-23-000305).

The revisions to the Registration Statement that are described below were made, in substantially the same form described, in the registrant’s filing pursuant to rule 497(c) under the Securities Act of 1933, as amended, via EDGAR on April 6, 2023 (Accession No. 0001387131-23-004517).

Prospectus Comments

1.   The staff noted the Emerging Markets Managed Account Fund may seek to invest in stocks and other equity securities, including initial public offerings (“IPOs”), other open-end mutual funds, closed-end mutual funds, business development companies, and exchange traded funds as part of its Item 9 of Form N-1A disclosure; however, the Fund does not include correlating summary disclosure of the Fund’s investments in those equity securities as part of its Form N-1A Item 4 principal investment strategy disclosure. The staff requested that if such investments are a principal strategy of the Fund, disclosure be added to that effect in the discussion of the Fund’s principal investment strategies as part of its Form N-1A Item 4 disclosure. Alternatively, the staff noted that if such investments are not a principal strategy of the Fund, then the registrant should consider moving the description of such investments from Item 9 to the Fund’s statement of additional information (“SAI”) in accordance with Item 16(b) of Form N-1A.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

April 12, 2023

Response: The registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. The registrant notes that the Fund intends to achieve its investment objective by investing in equity securities as part of its principal investment strategies, which is summarized in the Fund’s current Form N-1A Item 4 disclosure. The registrant also notes that while the Fund’s Item 9 disclosure also states the investments in equity securities are part of the principal investment strategies of the Fund, it provides additional detail about the various types of equity securities in which the Fund may invest; however, these individual types of equity securities are not on their own expected to be a principal investment strategy of the Fund and the registrant believes it would be misleading to suggest to the Fund’s potential investors that the Fund pursues a strategy which focuses on investing principally in each particular type of equity security.

2.   In the “Portfolio Managers” sections of the Funds’ prospectus, please disclose the month and year in which each portfolio manager began managing the applicable Fund in lieu of “since inception.”

Response: The registrant notes that Item 5(b) of Form N-1A requires the name, title and length of service of each of the Fund’s Portfolio Managers but does not specify how to disclose “length of service.” Although the registrant does not believe that disclosing the specific month and year of the Fund’s commencement of operations is necessary to respond to this Item, the registrant concurs that the disclosure may be enhanced by stating the year in which each Portfolio Manager began their length of service in addition to since inception. Accordingly, the registrant has revised the applicable language to state “since inception in 2023.”

Statement of Additional Information (“SAI”) Comments

3.   The staff noted that, according to disclosures under the heading “Investment Limitations,” each Fund has a fundamental investment policy not to invest more than 25% of its total assets in any one industry. The staff also noted that the referenced disclosure includes a statement indicating that the Funds’ policies against industry concentration do not apply to investments a Fund might make in a group of industries. The staff stated that the registrant’s current disclosure about the applicability of the Fund’s industry concentration policy to groups of industries is inconsistent with prior guidance from the staff, including particularly guidance set forth in Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”), insofar as it appears to reserve freedom of action for the Funds to adopt a policy of concentrating in a group of industries. The staff also stated its view that the referenced disclosure about groups of industries is inconsistent with the requirements of Section 8(b)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”).

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

April 12, 2023

Response: The registrant respectfully disagrees with the staff’s characterization of Section 8(b)(1) of the 1940 Act to the extent that such characterization could be understood as imposing a blanket prohibition on a registered investment company from reserving freedom of action regarding concentration. The registrant believes that the text of the 1940 Act and past public statements by the staff support the registrant’s view that the registrant may retain a reasonable amount of freedom of action. In this regard, the registrant notes that the text of Section 8(b)(1) expressly permits a registrant to retain freedom of action to concentrate, provided that the registrant include a statement in its registration statement indicating “whether the registrant reserves [such] freedom of action … and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.” Furthermore, the staff’s published statements in this area have rejected any suggestion that Section 8(b)(1) prohibits retaining some freedom of action regarding industry and industry group concentration.1 Accordingly, we believe that freedom of action is permitted in this area – notwithstanding the staff’s seemingly contrary position in Guide 19 – as long as a fund makes disclosure of such and, if practicable, describes the extent to which it intends to concentrate in particular industries or groups of industries in accordance with that freedom of action.

For the foregoing reasons, the registrant believes that its current disclosure is permitted, even if that disclosure could be construed as allowing the Funds freedom of action to concentrate in groups of industries. The registrant acknowledges that its current disclosure does not reference the extent to which either Fund intends to engage in such industry group concentrations, but the statute only requires such disclosure if practicable, and it is not currently practicable for the Funds to express any such intention given that they just recently commenced investment operations.2 The registrant will continue to monitor the Funds’ investments and will consider future updates to the referenced disclosure if and when it becomes practicable to identify a specific policy with respect to industry group concentration.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

1 See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013).

2 The staff has also stated in prior guidance that such additional detail is only required “if practicable.” See, for example, Investment Company Act Rel. No. 167 (July 23, 1941), in which the staff said that “it is the duty of the [registrant] to furnish statements of policy or intention which are specific, precise and informative,” but only “to the extent that specification is practicable.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law